Exhibit 99(c)(3)

JANUARY 19, 2003				Presentation to the Special Committee of TROY Group, Inc.

Confidential				Updated Analysis of Potential Going Private Transaction –

Houlihan Lokey Howard & Zukin Investment Banking Services 1930 Century Park West Los Angeles, California 90067 310-553-8871 www.hlhz.com

Los Angeles	New York	Chicago	San Francisco	Washington D.C.	Minneapolis	Dallas	Atlanta	London

Table of Contents

Executive Summary
Company Situation
TROY Systems
TROY Wireless
Valuation Summary

i

Executive Summary

Executive Summary

THE TRANSACTION

ENGAGEMENT OVERVIEW

•

Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) was retained on October 1, 2002 by the Independent Committee (the “Committee”) of the Board of Directors of TROY Group, Inc. (“TROY” or the “Company”) to provide a “Transaction and Alternative Analyses” in response to an offer by Patrick J. Dirk (“Dirk”) to acquire the shares of TROY which he and his immediate family do not own for $2.00 per share.

•	The Dirk family currently owns approximately 6.2 million shares of common stock. The Company’s ownership is represented by approximately 11.0 million shares of common stock issued and outstanding.

•	This presentation, dated January 19, 2003, is an update to Houlihan Lokey’s most recent presentation dated December 5, 2002.

MOST RECENT TRANSACTION OFFER

•	On January 7, 2002, Dirk offered to acquire all shares of common stock of TROY which he and his family do not currently own for $2.70 per share.

•

Dirk’s latest offer was the result of negotiations between the Committee and the Committee’s legal and financial advisors on-one hand and Dirk and his legal and financial advisors on the other hand. Dirk has advised the Committee that the $2.70 per-share offer is his final offer. This offer follows two previous offers, described herein.

Executive Summary

TIMELINE OF EVENTS

October 1, 2002	Houlihan Lokey was retained by the Independent Committee to analyze an offer by Dirk to acquire the outstanding shares of the Company for $2.00 per share.

October 15, 2002

TROY received an unsolicited offer from The Amara Group, Inc. to purchase all the outstanding shares of the Company for $2.50 per cash. The Committee and its advisors pursue the Amara Group offer to establish viability; however, the Amara Group never provides the requested information regarding its ability to execute a transaction. Further, the Amara Group proposal is for the Company, and not a minority interest.

November 5, 2002	The Amara Group announced its offer to acquire the Company’s shares for $2.50 per share.

In response to the Amara Group announcement TROY announced, among other items, that the Committee had been formed to consider a proposal by Patrick Dirk to purchase the remaining outstanding shares of TROY that he and his family do not own for $2.00.

November 20, 2002

Houlihan Lokey presented to the Committee a preliminary valuation of TROY’s two primary operating business segments (TROY Systems and TROY Wireless). This analysis was subject to further due diligence and adjustment for TROY’s non-operating assets. Based in part on this information, the Committee concluded that the $2.00 per share offer was inadequate.

Houlihan Lokey and a member of the Committee held a meeting with Dirk to reject the $2.00 offer as inadequate.

November 25, 2002	In a revised offer letter, Dirk proposed to acquire all the common shares of TROY which he and his family do not own for $2.50 per share.

The Company announced that it and its Board of Directors have been sued in Orange County Superior Court. The class action lawsuit declares that the directors breached their fiduciary duties by entering into an acquisition agreement with the Dirk family.

December 5 and 6, 2002

Houlihan Lokey presented the Committee with a revised valuation of TROY, including the two operating business segments of TROY as well as the value of the Company’s non - operating assets and liabilities. The conclusions of the December 5, 2002 analysis reflect a valuation of $3.01 to $3.33 per share. This valuation was adjusted on December 6, 2002, after clarification of the Company’s tax refund associated with its net operating loss. The resulting December 6, 2002 valuation was $2.84 to $3.16.

December 2002

The Committee and its counsel held sessions that resulted in the Committee communicating to Dirk that based on the information provided to the Committee as of that date the Committee believed that an offer consistent with the upper end of the range indicated by Houlihan Lokey’s December 6, 2002 analysis would be required to consummate a transaction.

In late December, Dirk increased his offer to acquire all the common shares of TROY to $2.60 per share.

Houlihan Lokey continued to refine its analysis to reflect its continued due diligence regarding the Company’s operations and non-operating assets.

December 30, 2002	TROY announced it would be de-listed from the NASDAQ at the opening of trading on December 31, 2002.

January 4, 2003

Houlihan Lokey provided the Committee with an updated valuation of the Company, including the nonoperating assets, that reflected continued due diligence.  This update reflected a valuation in the amount of $2.83 to $3.13 per share, or nominal changes from the December 6, 2002 valuation. The changes from the December 6, 2002 conclusions were the result of more current information regarding the Company’s non-operating assets.

January 7, 2003

In a meeting with Dirk, his counsel and advisors, the Committee, its counsel and Houlihan Lokey, as well as Company management, Dirk verbally offered to acquire the remaining outstanding shares of the Company for $2.70 per share.

During this meeting Dirk and management indicated that the outlook for certain of the Company’s operating businesses had deteriorated, and that the forecast for TROY Wireless for 2003 had declined.

January 17, 2003

Houlihan Lokey conducted discussions with the Company’s Chief Financial Officer to understand the current outlook for the Company. In such, the outlook for the Company’s Wireless operations has declined since Houlihan Lokey’s initial due diligence and conclusions set forth on November 20, 2002, and the Company has used cash in each month, resulting in current cash balances that are below the level reflected in previous Houlihan Lokey conclusions. (See “Company Situation”)

PRICE VOLUME GRAPH

OFFER PREMIUM TO MARKET

					Implied Premium to:
Date	Event	Spot Price	20-Day Average	Current Offer by Patrick Dirk	Spot Price	20-Day Average
11/5/02	Public announcement that Patrick Dirk has offered to purchase the outstanding shares of the Company	$2.19	$1.69	$2.70	23.3%	60.0%

12/30/02	Public announcement that TROY will be delisted from the NASDAQ	$1.55	$1.98	$2.70	74.2%	36.7%

1/16/02	Closed Price	$1.65	$1.77	$2.70	63.6%	52.2%

Company Situation

Company Situation

SITUATION OVERVIEW

•      The following highlights the Company’s recent performance as well as events impacting the common shares:

•                  The Company’s common stock was de-listed from the NASDAQ due to failure to file SEC Form 10-Q for the period ending August 31, 2002. The failure to file the 10-Q is associated with a dispute between the Company’s current and past auditors regarding an inventory write-down.

•                  A shareholder class action lawsuit was filed against the Company and its Board of Directors.

•                  TROY Systems has been relatively stable with no material change in its outlook.

•                  TROY Wireless has continued to lose money and requires additional investment:

•                  Management anticipates continued losses from TROY Wireless over the next three years, with the loss in 2003 being slightly greater than that contemplated in the forecasts utilized by Houlihan Lokey.

•                  The market acceptance for the true “wireless” part of TROY Wireless has been much slower than anticipated, and the existing print server business still requires significant product support despite it being a declining market.

•                  Management anticipates further inventory write-downs in connection with the next audit, as slower market acceptance results in more obsolete inventory.

•                  Though TROY Wireless has recently been consolidated from three facilities into one, the associated inventory issues combined with the expected losses cause management to believe that TROY Wireless is not saleable at the present time.

•                  Management anticipates one more year of significant investment in TROY Wireless, after which either the division will be at least close to break even or other options will be considered. If those other options were a wind-down, then the Company would likely have greater wind-down costs than proceeds from any liquidation.

TROY Systems

VALUATION SUMMARY

(figures in millions, except per share values)

	Low		High
Enterprise Value, on a Minority Interest Basis

Market Approach
Market Multiple Methodology	$20.000	—	$21.200

Income Approach
Discounted Cash Flow Methodology - Exit Multiple	$16.580	—	$20.332

Results Summary

Enterprise Value, on a Minority Interest Basis	$18.300	—	$20.800

MARKET CHANGES

(figures in millions)

Market Value of Equity

	12/3/02	1/16/03	% Change
Color Imaging Inc	$10.3	$10.5	2.5%
Delphax Technologies Inc	18.3	17.7	-3.7%
IFS Intl Hldgs Inc	0.3	0.2	-41.7%
Printronix Inc	71.5	76.4	6.9%
Xerox Corp	6,541.9	7,458.1	14.0%
Zebra Technologies Corp.	2,060.9	1,843.6	-10.5%

Median	$44.9	$47.0	-0.6%
Mean	$1,450.5	$1,567.7	-5.4%

Adjusted EBITDA(1)

	12/3/02	1/16/03	% Change
Color Imaging Inc	$1.4	$1.4	0.0%
Delphax Technologies Inc	2.2	1.1	-51.6%
IFS Intl Hldgs Inc	(3.7)	(3.1)	16.3%
Printronix Inc	8.5	8.5	0.0%
Xerox Corp	2,326.0	2,326.0	0.0%
Zebra Technologies Corp.	112.9	112.9	0.0%

Median	$5.4	$4.9	0.0%
Mean	$407.9	$407.8	-5.9%

Enterprise Value

	12/3/02	1/16/03	% Change
Color Imaging Inc	$17.2	$17.4	1.5%
Delphax Technologies Inc	33.6	31.2	-7.2%
IFS Intl Hldgs Inc	2.4	2.2	-6.9%
Printronix Inc	61.1	66.0	8.1%
Xerox Corp	20,569.9	21,486.1	4.5%
Zebra Technologies Corp.	1,750.3	1,533.0	-12.4%

Median	$47.4	$48.6	-2.7%
Mean	$3,739.1	$3,856.0	-2.1%

Adjusted EBIT(1)

	12/3/02	1/16/03	% Change
Color Imaging Inc	$0.8	$0.8	0.0%
Delphax Technologies Inc	1.0	(0.8)	-183.3%
IFS Intl Hldgs Inc	(4.5)	(3.8)	15.8%
Printronix Inc	2.5	2.5	0.0%
Xerox Corp	1,219.0	1,219.0	0.0%
Zebra Technologies Corp.	99.7	99.7	0.0%

Median	$1.7	$1.7	0.0%
Mean	$219.7	$219.6	-27.9%

Revenues

	12/3/02	1/16/03	% Change
Color Imaging Inc	$29.8	$29.8	0.0%
Delphax Technologies Inc	48.4	52.4	8.3%
IFS Intl Hldgs Inc	5.6	4.2	-25.4%
Printronix Inc	139.9	139.9	0.0%
Xerox Corp	15,985.0	15,985.0	0.0%
Zebra Technologies Corp.	460.9	460.9	0.0%

Median	$94.1	$96.1	0.0%
Mean	$2,778.3	$2,778.7	-2.9%

Adjusted Net Income(1)

	12/3/02	1/16/03	% Change
Color Imaging Inc	$0.3	$0.3	0.0%
Delphax Technologies Inc	0.4	(0.8)	-318.8%
IFS Intl Hldgs Inc	(2.8)	(2.4)	14.9%
Printronix Inc	2.4	2.4	0.0%
Xerox Corp	367.8	367.8	0.0%
Zebra Technologies Corp.	68.6	68.6	0.0%

Median	$1.4	$1.3	0.0%
Mean	$72.8	$72.7	-50.7%

Footnotes:

(1) EBITDA, EBIT and Net Income have been adjusted to exclude special items.

MULTIPLE CHANGES

LTM P/E Multiple

	12/3/02		1/16/03		% Change
Color Imaging Inc	38.9	x	39.8	x	2.5%
Delphax Technologies Inc	52.3	x	-23.0	x	-144.0%
IFS Intl Hldgs Inc	-0.1	x	-0.1	x	31.5%
Printronix Inc	29.8	x	31.8	x	6.9%
Xerox Corp	17.8	x	20.3	x	14.0%
Zebra Technologies Corp.	30.0	x	26.9	x	-10.5%

Median	29.9	x	23.6	x	4.7%
Mean	28.1	x	16.0	x	-16.6%

LTM EV/EBITDA Multiple

	12/3/02		1/16/03		% Change
Color Imaging Inc	12.4	x	12.6	x	1.5%
Delphax Technologies Inc	15.0	x	28.8	x	91.7%
IFS Intl Hldgs Inc	-0.7	x	-0.7	x	-11.2%
Printronix Inc	7.2	x	7.8	x	8.1%
Xerox Corp	8.8	x	9.2	x	4.5%
Zebra Technologies Corp.	15.5	x	13.6	x	-12.4%

Median	10.6	x	10.9	x	3.0%
Mean	9.7	x	11.9	x	13.7%

LTM P/CF Multiple

	12/3/02		1/16/03		% Change
Color Imaging Inc	12.4	x	12.7	x	2.5%
Delphax Technologies Inc	11.3	x	15.6	x	37.7%
IFS Intl Hldgs Inc	-0.1	x	-0.1	x	31.0%
Printronix Inc	8.5	x	9.1	x	6.9%
Xerox Corp	4.4	x	5.1	x	14.0%
Zebra Technologies Corp.	25.2	x	22.5	x	-10.5%

Median	9.9	x	10.9	x	10.5%
Mean	10.3	x	10.8	x	13.6%

LTM EV/Revenue Multiple

	12/3/02		1/16/03		% Change
Color Imaging Inc	0.58	x	0.59	x	1.5%
Delphax Technologies Inc	0.70	x	0.60	x	-14.3%
IFS Intl Hldgs Inc	0.43	x	0.53	x	24.8%
Printronix Inc	0.44	x	0.47	x	8.1%
Xerox Corp	1.29	x	1.34	x	4.5%
Zebra Technologies Corp.	3.80	x	3.33	x	-12.4%

Median	0.64	x	0.59	x	3.0%
Mean	1.20	x	1.14	x	2.0%

LTM EV/EBIT Multiple

	12/3/02		1/16/03		% Change
Color Imaging Inc	21.0	x	21.3	x	1.5%
Delphax Technologies Inc	34.5	x	-38.4	x	-211.4%
IFS Intl Hldgs Inc	-0.5	x	-0.6	x	-10.5%
Printronix Inc	24.4	x	26.3	x	8.1%
Xerox Corp	16.9	x	17.6	x	4.5%
Zebra Technologies Corp.	17.6	x	15.4	x	-12.4%

Median	19.3	x	16.5	x	-4.5%
Mean	18.9	x	6.9	x	-36.7%

P/NBV Multiple

	12/3/02		1/16/03		% Change
Color Imaging Inc	2.0	x	2.0	x	2.5%
Delphax Technologies Inc	1.0	x	1.1	x	7.6%
IFS Intl Hldgs Inc	-0.1	x	0.0	x	40.3%
Printronix Inc	1.0	x	1.1	x	6.9%
Xerox Corp	15.5	x	17.6	x	14.0%
Zebra Technologies Corp.	4.6	x	4.1	x	-10.5%

Median	1.5	x	1.6	x	7.3%
Mean	4.0	x	4.3	x	10.1%

VALUATION CONSIDERATIONS

•                  The selected market multiples for TROY Systems takes into consideration the following:

•                  The publicly traded comparables are generally larger than TROY Systems in terms of revenues

•                  Troy Systems’ one-year and two-year historical revenue and EBITDA growth are relatively lower than the growth exhibited by the comparables

•                  Profitability margins are similar to the comparables’

•                  TROY System no longer has a marketing affiliation of an exclusive nature with a major branded printer manufacturer. Previously, TROY Systems had an exclusive relationship with HP to supply printing products.

•                  TROY Systems has invested minimal capital expenditures in the MICR toner market in the past three years.

•                  Houlihan Lokey considered the analyst coverage (or lack thereof), average trading volume, public float, and institutional ownership, of the comparable companies. Houlihan Lokey noted that a majority of the comparable companies are thinly traded and lack analyst coverage; therefore, the public market value may not reflect fair market value.

•                  Xerox Corp. and Zebra Technologies Corp., which have relatively high equity coverage and trading volume, are larger in terms of size and more profitable. Therefore, the multiples of these two companies represent a ceiling for any multiple selected for TROY Systems.

•                  There have been no recent relevant mergers and acquisitions with transaction multiples since our last analysis.

TROY Wireless

VALUATION SUMMARY

(figures in millions, except per share values)

	Low		High
Enterprise Value, on a Minority Interest Basis

Market Approach
Market Multiple Methodology	$7.300	—	$8.600

Income Approach
Discounted Cash Flow Methodology - Exit Multiple	$5.000	—	$5.600

Liquidation Approach

Management estimate	$0.000	—	$0.000

Results Summary

Selected Enterprise Value, on a Minority Interest Basis	$5.000	—	$7.300

MARKET CHANGES

(figures in millions)

Market Value of Equity

	12/3/02	1/16/03	% Change
Extended Systems Inc	$28.0	$25.1	-10.2%
Microtune Inc	224.9	134.5	-40.2%
Phazar Corp	4.1	3.9	-4.7%
Socket Communications Inc	18.1	19.0	5.3%

Median	$23.0	$22.1	-7.4%
Mean	$68.8	$45.7	-12.4%

Adjusted EBITDA(1)

	12/3/02	1/16/03	% Change
Extended Systems Inc	$(4.3)	$(4.3)	0.0%
Microtune Inc	(53.4)	(53.4)	0.0%
Phazar Corp	(0.5)	(0.5)	0.0%
Socket Communications Inc	(1.5)	(1.5)	0.0%

Median	$(2.9)	$(2.9)	0.0%
Mean	$(15.0)	$(15.0)	0.0%

Enterprise Value

	12/3/02	1/16/03	% Change
Extended Systems Inc	$23.2	$20.4	-12.2%
Microtune Inc	90.1	(0.3)	-100.3%
Phazar Corp	8.6	8.4	-2.3%
Socket Communications Inc	18.7	19.6	5.2%

Median	$20.9	$14.0	-7.2%
Mean	$35.1	$12.0	-27.4%

Adjusted EBIT(1)

	12/3/02	1/16/03	% Change
Extended Systems Inc	$(6.9)	$(6.9)	0.0%
Microtune Inc	(82.8)	(82.8)	0.0%
Phazar Corp	(1.1)	(1.1)	0.0%
Socket Communications Inc	(3.6)	(3.6)	0.0%

Median	$(5.3)	$(5.3)	0.0%
Mean	$(23.6)	$(23.6)	0.0%

Revenues

	12/3/02	1/16/03	% Change
Extended Systems Inc	$24.9	$24.9	0.0%
Microtune Inc	81.4	81.4	0.0%
Phazar Corp	10.8	10.8	0.0%
Socket Communications Inc	15.8	15.8	0.0%

Median	$20.3	$20.3	0.0%
Mean	$33.2	$33.2	0.0%

Adjusted Net Income(1)

	12/3/02	1/16/03	% Change
Extended Systems Inc	$(4.3)	$(4.3)	0.0%
Microtune Inc	(49.6)	(49.6)	0.0%
Phazar Corp	(0.8)	(0.8)	0.0%
Socket Communications Inc	(2.2)	(2.2)	0.0%

Median	$(3.3)	$(3.3)	0.0%
Mean	$(14.2)	$(14.2)	0.0%

Footnotes:

(1) EBITDA, EBIT and Net Income have been adjusted to exclude special items.

MULTIPLE CHANGES

LTM EV/Revenue Multiple

	12/3/02		1/16/03		% Change
Extended Systems Inc	0.93	x	0.82	x	-12.2%
Microtune Inc	1.11	x	NMF		NMF
Phazar Corp	0.80	x	0.78	x	-2.3%
Socket Communications Inc	1.18	x	1.24	x	5.2%

Median	1.02	x	0.82	x	-2.3%
Mean	1.00	x	0.95	x	-3.1%

NFY (2002) EV/Rev Multiple

	12/3/02		1/16/03		% Change
Extended Systems Inc	0.75	x	0.66	x	-12.2%
N Microtune Inc	1.08	x	NMF		NMF
Phazar Corp	NA		NA		NA
Socket Communications Inc	NA		NA		NA

Median	0.91	x	0.66	x	-12.2%
Mean	0.91	x	0.66	x	-12.2%

NFY + 1 (2003) EV/Rev Multiple

	12/3/02		1/16/03		% Change
Extended Systems Inc	0.51	x	0.45	x	-12.2%
Microtune Inc	1.03	x	NMF		NMF
Phazar Corp	NA		NA		NA
Socket Communications Inc	NA		NA		NA

Median	0.77	x	0.45	x	-12.2%
Mean	0.77	x	0.45	x	-12.2%

VALUATION CONSIDERATIONS

•                  The selected revenue multiples for TROY Wireless takes into consideration the following:

•                  TROY Wireless is relatively smaller than the comparables in terms of revenue; particularly regarding the true “wireless” revenues of TROY Wireless

•                  Historical one-year and two-year revenue growth are generally higher than that of the comparables

•                  TROY Wireless competes in an industry with companies that are larger and better financed, however, management has suggested that Intel recently shut down its competing business due to lack of viability

•                  Management anticipates continued losses from TROY Wireless over the next three years

•                  Business conditions and outlook for TROY Wireless have deteriorated over the last two months, causing there to be more forecasts risk than previously

•                  Losses from TROY Wireless have been higher than budgeted, and the 2003 loss will be higher than reflected in the forecast

•                  The higher losses result in working capital requirements being higher than anticipated

•                  Given the deteriorated outlook for TROY Wireless, Houlihan Lokey has adjusted the discount rate in the discounted cash flow analysis to reflect additional risk and is considering a liquidation approach for the division.

•                  One relevant transaction was identified:

(figures in millions)						LTM EV Multiples
Announced	Effective	Target	Target Industry Segment	Acquiror	EV	Revenue		EBITDA		EBIT
11/14/02	11/14/02	Invisinet Inc	Provides wireless products and services focused on the implementation of a wireless network and strategic network planning and consulting services.	WPCS International Inc	$2.2	1.53	x	(12.0	)x	(3.0	)x

Valuation Summary

VALUATION CONCLUSIONS

(figures in millions, except per share values)

		Low		High
Enterprise Value
Troy Systems		$18.300	—	$20.800
Troy Wireless		5.000	—	7.300
Enterprise Value		23.300	—	28.100
Less: Debt		0.211	—	0.211
Equity Value		23.089		27.889

Nonoperating Assets/Liabilities:
Add: Cash and Cash Equivalents Balance(1)	5.800
Less: Required Capital Outlays(2)	(4.000)
Add: Corporate Life Insurance(3)	0.500
Add: Present Value of NOL	0.900
Total Nonoperating Assets/Liabilities		3.200	—	3.200

Adjusted Equity Value		$26.289	—	$31.089

Implied Per Share Value(4)		$2.40	—	$2.83

(1)       Per management, as of November 2002

(2)       Includes $1.0 million for working capital requirements for TROY Wireless, $1.9 million for compounder equipment, $400,000 for ERP system and $700,000 for non-recurring payments including transaction costs and legal expenses. Management expects transaction costs to be higher.

(3)       Present Value of expected proceeds from corporate life insurance

(4)       Common shares outstanding (in millions): 10.969657

CHANGES IN VALUE

(figures in millions)

	December 2002	January 2003	Comments
Operating Business Segments

TROY Systems	$ 18.300 - $20.800	$ 18.300 - $20.800
TROY Wireless	$ 6.650 - $7.650	$ 5.000 - $7.300	Continued losses and difficult operating conditions have increased uncertainty of forecasts

Other Non-Operating Assets

Cash and cash equivalents	$6.782	$5.800	Updated cash figures as of November 2002
Required capital outlays
Working capital - TROY Wireless	(0.250)	(1.000)	Updated working capital requirements for operations
Cost and installation - compounder equipment	(1.500)	(1.900)	Includes installation costs associated with compounder
Cost and installation - ERP system	—	(0.400)	Cost and installation of system
Non-recurring payments	(0.220)	(0.700)	Professional fees associated with transaction
Corporate life insurance	0.438	0.500	Nominal change based on negotiation
Tax refund from NOL	0.900	0.900

Total Non-Operating Assets	$6.150	$3.200